                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                          ARV Assisted Living, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  00204C107
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                               (CUSIP Number)

                             Stephanie B. Mudick
                           Deputy General Counsel
                            Travelers Group Inc.
                            388 Greenwich Street
                          New York, New York 10013
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               April 17, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D

CUSIP No. 00204C107                                          Page 2 of 3 Pages

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Travelers Group Inc., 52-1568099
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) / /
    (b) / /
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                    /  /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
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                      7  SOLE VOTING POWER
                         0
    NUMBER OF        ---------------------------------------------------------
     SHARES           8  SHARED VOTING POWER
  BENEFICIALLY           664,782
    OWNED BY         ---------------------------------------------------------
EACH REPORTING        9  SOLE DISPOSITIVE POWER
    PERSON               0
     WITH            ---------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         664,782
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    664,782
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%
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14  TYPE OF REPORTING PERSON*

    HC
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                              SCHEDULE 13D
                            AMENDMENT NO. 1

     This Amendment No. 1 to the Statement on Schedule 13D, dated October 29, 1997 (the "Schedule 13D"), of Travelers Group Inc. is being filed with respect to the Common Stock, no par value (the "Common Stock"), of ARV Assisted Living, Inc., a California corporation (the "Issuer"). All terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b)   This item as set forth in the Schedule 13D is deleted
and the following is inserted in its place:

          "As of April 17, 1998, TRV may be deemed to beneficially own, through its subsidiaries, 664,782 shares of Common Stock, assuming conversion of 12,345,000 6.75% Convertible Notes due 4/1/06 (the "Convertible Notes"), which represents 4.0% of the outstanding shares of Common Stock (based on 16,515,780 shares of Common Stock outstanding, which is the sum of the 15,850,998 shares of Common Stock outstanding as of April 7, 1998, as reported in the Issuer's Proxy Statement filed on April 21, 1998, and the 664,782 shares that would be issued upon conversion of the Convertible Notes). As TRV no longer owns 5% or more of the Common Stock, this Schedule 13D is hereby terminated."

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 28, 1998

                                      TRAVELERS GROUP INC.



                                      By:         /s/ Stephanie B. Mudick
                                         -------------------------------------
                                         Name:  Stephanie B. Mudick
                                         Title: Assistant Secretary


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